EXHIBIT (D)(12)
CBRL GROUP, INC.
and
SUBSIDIARIES
2006 SUCCESS AWARD PLAN
ARTICLE I
General
     1.1 Establishment of the Plan. Pursuant to the 2002 Omnibus Incentive Compensation Plan (the “Omnibus Plan”), the Compensation and Stock Option Committee (the “Committee”) of the Board of Directors of CBRL Group, Inc. (the “Company”) hereby establishes this 2006 Success Award Plan (the “Success Plan”).
     1.2 Plan Purpose. The purpose of this Success Plan is to reward those participants listed on Schedule I (the “Participants”) to this Plan who are deemed critical to successful implementation of the Company’s 2006 capital restructuring plan (the “Restructuring Plan”) and provide them with appropriate incentives to focus their maximum efforts on achieving that goal.
     1.3 Success Plan Subject to Omnibus Plan. This Success Plan is established pursuant to, and it comprises a part of the Omnibus Plan. Accordingly, all of the terms of the Omnibus Plan are incorporated in this Success Plan by reference as if included verbatim. In the event of a conflict between the terms and conditions of the Success Plan and the Omnibus Plan, the terms and conditions of the Omnibus Plan shall supersede and control the issue.
ARTICLE II
Definitions
     2.1 Omnibus Plan Definitions. Capitalized terms used in this Success Plan without definition have the meanings ascribed to them in the Omnibus Plan, unless otherwise expressly provided.
     2.2 Other Definitions. In addition, whenever used in this plan, the following terms have the meanings set forth below:
(a)	“Logan’s Divestiture” means completion of the divestiture of the Company’s wholly-owned subsidiary, Logan’s Roadhouse, Inc.

(b)	“Logan’s Maximum” has the meaning set forth on Schedule II hereto.

(c)	“Logan’s Target” has the meaning set forth on Schedule II hereto.

(d)	“Maximum Success Award” means a Success Award equal to that number shown opposite each Participant’s name on Schedule I hereto.

(e)	“Tender Offer” means completion of the completion of one or more repurchases (which may take the form of modified Dutch auction tender offers) for the

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company’s common stock in an amount of at least $700 million during the nine months following adoption of this Success Plan and the completion of any financing necessary to implement such share repurchases.
ARTICLE III
Eligibility and Participation
     3.1 Eligibility. The Participants in the Success Plan are those persons designated by the Committee on Schedule I attached hereto.
ARTICLE IV
Awards
     4.1 Qualified Performance Measures. The Qualified Performance Measures for the Success Awards shall be completion of the Tender Offer and completion of the Logan’s Divestiture, the latter of which a combination of the achievement of certain levels of performance as set forth on Schedule II.
     4.2 Performance Goals.
(a)	For CBRL Participants. Each Participant listed as a “CBRL Participant” on Schedule I shall, subject to Section 4.3 of this Success Plan, earn his/her Success Award as follows:
(i)	twenty-five percent (25%) of the Maximum Success Award shall be earned upon the earlier to occur of: (x) commencement of the Tender Offer; or (y) termination by the Board of the Restructuring Plan;

(ii)	twenty-five percent (25%) of the Maximum Success Award shall be earned upon the completion of the Tender Offer;

(iii)	twenty-five percent (25%) of the Maximum Success Award shall be earned upon completion of the Logan’s Divestiture; and

(iv)	twenty-five percent (25%) of the Maximum Success Award shall be earned upon completion of the Logan’s Divestiture at or above the Logan’s Maximum level.
(b)	For Logan’s Participants. Each Participant listed as a “Logan’s Participant” on Schedule I shall, subject to Section 4.3 of this Success Plan, earn his/her Success Award as follows:
(i)	fifty percent (50%) of the Maximum Success Award shall be earned upon the earlier to occur of: (x) completion of the Logan’s Divestiture; or (y) termination by the Board of the plan for a Logan’s Divestiture;

(ii)	seventy-five percent (75%) (inclusive of any amount to be paid pursuant to sub-section (i) above) of the Maximum Success Award (subject to (iii) below) shall be earned upon the completion of the Logan’s Divestiture; and

(iii)	one hundred percent (100%) (inclusive of any amount to be paid pursuant to sub-sections (i) and (ii) above) of the Maximum Success Award shall be earned upon completion of the Logan’s Divestiture at or above the Logan’s Maximum level.
(c)	Pro-ration of Success Awards. That portion of the Success Award that is attributable to the Logan’s Divestiture in Sections 4.2(a)(iv) and 4.2(b)(iii) shall be prorated if the Logan’s Divestiture is completed at an amount between the Logan’s Target level and the Logan’s Maximum level.

(d)	Certification. Upon the completion, the Committee shall certify in writing the achievement of the applicable Qualified Performance Measures and the amounts of any Awards payable to the Participants under all applicable formulas and standards. The Award amount shall be paid to each Participant within a reasonable time after certification of the achievement of the Qualified Performance Measures by the Committee.
     4.3 Payment of Success Awards. Subject to Sections 4.4 and 5.1 below, any Success Award that is earned under Section 4.2 shall be paid on a date that is six months after the later of: (a) completion of the Tender Offer; (b) completion of the Logan’s Divestiture; or (c) termination by the Board of the Restructuring Plan.
     4.4 Reservation of Committee Discretion. Notwithstanding the fact that a Participant has earned a Success Award under this Plan, until that Success Award has become payable under Section 4.3, the Committee, in its discretion may reduce (or eliminate in its entirety), but may not increase, the Success Award to be paid to any Participant based upon such factors as the Committee deems appropriate.
ARTICLE V
Termination of Employment
     5.1 Termination of Employment. If, prior to the certification of the Award as set forth in Section 4.2, a Participant’s employment is terminated for any reason or the Participant voluntarily resigns, all of the Participant’s rights to a Success Award shall be forfeited.

Schedule I
To
2006 Success Award Plan

CBRL Participants	Maximum Success Award
Michael A. Woodhouse	$4.219 million
Lawrence E. White	1.052 million
N.B. Forrest Shoaf	1.052 million
[Omitted—non-executive officer; not material]
[Omitted—non-executive officer; not material]
Logan’s Participants
George T. Vogel	$844,000
[Omitted—non-executive officer; not material]
[Omitted—non-executive officer; not material]

Schedule II
To
2006 Success Award Plan
[Omitted pursuant to Instruction 2 of Item 402(k) of Regulation S-K.]